Form 40-F
period 2012-12-31
TAHOE RESOURCES INC.
filed 2013-03-11
CIK 1510400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

Commission File Number: 001-35531

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	27-1840120

(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

5190 Neil Road, Suite 460
Reno, Nevada 89502
(775) 825-8574
(Address and telephone number of Registrant’s principal executive offices)

Tahoe Resources USA Inc.
5190 Neil Road, Suite 460
Reno, Nevada 89502
(775) 825-8574
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual Information Form                           [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 145,565,204 Common Shares as at December 31, 2012

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
Yes [   ]     No [X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [   ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes [   ]     No [   ]

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Tahoe Resources Inc. (the “Company” or “Tahoe”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2012 (the “AIF”)	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2012 and 2011, including the reports of the auditors with respect thereto	99.2 (1)
Management Discussion and Analysis of the Company for the year ended December 31, 2012 (the “MD&A”)	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

EMERGING GROWTH COMPANY STATUS

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission (the “SEC”)) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

The Company will continue to qualify as an emerging growth company until December 31, 2017 (being the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to its registration statement on Form S-8, as filed with the SEC on June 7, 2012 under the United States Securities Act of 1933, as amended), unless it otherwise ceases to qualify as an emerging growth company. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) as of December 31, 2013, if, as the Company expects, the aggregate worldwide market value of common shares held by its non-affiliates will be $700 million or more as of June 28, 2013, being the last business day of its second fiscal quarter of this year.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of all provinces and territories of Canada, the Company is required to comply with all new or revised accounting standards that apply to Canadian public companies. Accordingly, the Company has irrevocably elected to comply with new or revised accounting standards even though it is an emerging growth company.

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein, and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this in this Annual Report and documents incorporated by reference herein may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations, including the expected terms and timeline for finalization of the Escobal Royalty Agreement; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; costs, including projected operating costs, and timing of development of the Escobal project, including the resumption of work on and the completion of the power line, commencing mill commissioning in the second half of 2013, completion of paste plant construction in the second quarter of 2013, mill start up and full production and statements related to commencing commercial production by early 2014 and achieving production in excess of 3,500 metric tons per day, and in particular statements relating to project economics, production and timing for the 4,500 metric tons per day scenario and timing for the 5,500 metric tons per day scenario; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation, including the expected timeline for receiving the exploitation permit for the Escobal project and permits for other mining property concessions; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, legislative, judicial and litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See “Description of Our Business – Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2012.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Annual Information Form. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Annual Report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

There are no mineral reserves reported for the Escobal project. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Certain documents incorporated by reference herein use the terms “probable mineral reserve” and “proven mineral reserve”, as permitted under NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

In addition, this Annual Report uses the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this Annual Report is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment and Auditor’s Attestation Report

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In addition, as noted above under “Emerging Growth Company Status”, the Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act, and the Company expects that it will continue to qualify as an emerging growth company until December 31, 2017, unless it otherwise ceases to qualify as an emerging growth company. For so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) as of December 31, 2013, if, as the Company expects, the aggregate worldwide market value of common shares held by its non-affiliates will be $700 million or more as of June 28, 2013, being the last business day of its second fiscal quarter.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rule and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. Furthermore, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 303A.11 of the NYSE Listed Company Manual.

A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. The Company believes that there are no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE.

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance policies and has separately designated the following committees, in addition to a Health, Safety, Environment and Community Committee:

  Compensation Committee, as required by Section 303A.05 of the NYSE Listed Company Manual,
  Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual, and
  Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual

The Board of Directors has determined that all the members of the Compensation Committee, Governance and Nominating, and Audit Committees are independent, based on the criteria for independence currently prescribed by section 303A.02 of the NYSE Listed Company Manual, and, with reference to the Audit Committee, Rule 10A-3 of the Exchange Act.

Compensation Committee

The Compensation Committee is comprised of three independent directors:

  Kenneth F. Williamson (Chair),
  Tanya M. Jakusconek, and
  Paul B. Sweeney.

The terms of reference for the Compensation Committee are available on the Company’s website at www.tahoeresourcesinc.com.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three independent directors:

  Lorne B. Anderson (Chair),
  James S. Voorhees, and
  John P. Bell.

The terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.tahoeresourcesinc.com.

The Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company's Audit Committee is comprised of three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual:

  Paul B. Sweeney (Chair),
  Lorne B. Anderson, and
  Kenneth F. Williamson.

All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

Audit Committee Charter

The full text of the Charter for the Audit Committee is attached as Schedule A to the Company's AIF, which is filed as Exhibit 99.1 to this Annual Report. The Charter of the Audit Committee is also available on the Company’s website at www.tahoeresourcesinc.com.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Paul B. Sweeney is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act).

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees. The Code of Ethics materially complies with Section 303A.10 of the NYSE Listed Company Manual. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at www.tahoeresourcesinc.com.

Amendments or Waivers

During the fiscal year ended December 31, 2012, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to the Company’s principal executive officer, principal financial officer or other persons performing similar functions, will be posted on the Company’s website, submitted to the SEC on Form 6-K and provided in print to any shareholder that provides the Company with a written request addressed to the Company’s [Corporate Secretary].

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2012 and 2011 by KPMG LLP and Deloitte LLP, in their respective capacities as the Company’s independent registered public accounting firm (Deloitte LLP having succeeded KPMG LLP as the Company’s independent registered public accounting firm with effect from August 27, 2012):

	Year Ended December 31
	2012	2011
Audit Fees (1)	$190,000	$117,534
Audit Related Fees (2)	-	-
Tax Fees (3)	130,438	87,230
All Other Fees (4)	106,057	40,950
Total	$426,495	$245,714

(1)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include accounting consultations on proposed and completed transactions, services performed in connection with the Company’s listing on the NYSE.

(3)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included preparation of Canadian federal and provincial income tax returns, provision of advice on tax positions taken by the Company, and review of opinions relating to requests for rulings or technical advice from tax authorities.

(4)

All other fees represent aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above under Audit Fees, Audit Related Fees or Tax Fees. These services related to Canadian indirect tax issues, Directors, stock based compensation, company reorganization, implementation of a SOX compliance program and transfer price management.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2012 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Financial Risk Management” starting on page 14 of the Company’s management discussion and analysis for the year ended December 31, 2012 which is attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States during the fiscal year ended December 31, 2012.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

  the securities registered pursuant to Form 40-F;

  the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

  transactions in said securities.

Consent to Service of Process

Concurrently with the filing of its Registration Statement on Form 40-F with the SEC on April 30, 2012, the Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 7, 2013		TAHOE RESOURCES INC.

	By:	/s/ Kevin McArthur
Kevin McArthur
President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2012 and 2011 together with the report of the auditors thereon

99.3	Management Discussion and Analysis of the Company for the year ended December 31, 2012

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP dated March 8, 2013 relating to their audit report dated March 8, 2012 on the financial statements of the Company for the year ended December 31, 2011

99.9	Consent of Deloitte LLP dated March 7, 2013 relating to their audit report dated March 7, 2013 on the financial statements of the Company for the year ended December 31, 2012

99.10	Consent of Conrad Huss, P.E., dated March 7, 2013

99.11	Consent of Daniel Roth, P.E., dated March 7, 2013

99.12	Consent of Thomas L. Drielick, P.E., dated March 7, 2013

99.13	Consent of Paul Tietz, C.P.G., dated March 7, 2013