Form 40-F
period 2013-12-31
TAHOE RESOURCES INC.
filed 2014-03-17
CIK 1510400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013	Commission File Number: 001-35531

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	27-1840120
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

5310 Kietzke Lane, Suite 200
Reno, Nevada 89511
(775) 448-5800

(Address and telephone number of Registrant’s principal executive offices)

Tahoe Resources USA Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511
(775) 448-5800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 146,094,407 Common Shares as at December 31, 2013

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the under the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                                        No [    ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preced¬ing 12 months (or for such shorter period that the Company was required to submit and post such files).

Yes [     ]                                       No [    ]

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Tahoe Resources Inc. (the “Company” or “Tahoe”), is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2013	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2013 and 2012, including the reports of the independent registered public accounting firm with respect thereto	99.2 (1)
Management Discussion and Analysis of the Company for the year ended December 31, 2013	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

INCORPORATION BY REFERENCE

The documents, forming part of this Form 40-F, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-181981

THE COMPANY HAS CEASED TO BE AN EMERGING GROWTH COMPANY

The Company became a “large accelerated filer”, as defined in Exchange Act Rule 12b–2, with effect from December 31, 2013 (being the last day of its most recent fiscal year). Accordingly, the Company has ceased to be an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act).

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein, and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this in this Annual Report and documents incorporated by reference herein may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations; information with respect to our future financial and operating performance and that of our subsidiaries; the estimation of Mineral Resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; our mine development plan; costs, including projected operating costs, and timing of further development of the Escobal project, including the resumption of work on and the completion of the power line, the work required to optimize the paste backfill and tailings filter plants, sustaining commercial production, achieving production in excess of 3500 metric tons per day and in particular statements relating to project costs, economics, production and timing for the 4500 metric tons per day scenario; completion of a feasibility study in the third quarter of 2014; implementation of our comprehensive Environmental Impact Management Program; our expectations with respect to reclamation obligations; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation including the expected timeline for receiving the exploitation permit for the Escobal project and permits for other mining property concessions; results of future exploration and drilling; metals prices; and adequacy of financial resources.

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

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating and production history, risks associated with the fluctuation of the price of silver and other metals, the risk of civil unrest and political instability in Guatemala, the risk that permits to maintain and expand the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, security risks including those along the concentrate transport route, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, legislative, judicial and litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See “Description of Our Business – Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2013.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Annual Report. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) for the Company.

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2013. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2013. A copy of management’s report on the effectiveness of our internal controls is included with the Audited Annual Financial Statements for the year ended December 31, 2013, filed as Exhibit 99.2 and incorporated by reference herein.

The Company’s independent registered public accounting firm, Deloitte LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013. For Deloitte LLP’s report see the Audited Annual Financial Statements for the year ended December 31, 2013 filed as Exhibit 99.2 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Audit Committee Charter

The full text of the Charter for the Audit Committee is attached as Schedule A to the Company's annual information form, which is filed as Exhibit 99.1 to this Annual Report. The Charter of the Audit Committee is also available on the Company’s website at www.tahoeresourcesinc.com.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Paul B. Sweeney, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act).

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

Amendments or Waivers

During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2013 and 2012 by Deloitte LLP and KPMG LLP, in their respective capacities as the Company’s independent registered public accounting firm (Deloitte LLP having succeeded KPMG LLP as the Company’s independent registered public accounting firm with effect from August 27, 2012):

	Year Ended December 31
	2013	2012
Audit Fees (1)	$563,500	$190,000
Audit Related Fees (2)	-	-
Tax Fees (3)	-	130,438
All Other Fees (4)	-	106,057
Total	$563,500	$426,495

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

(4)

All other fees represent aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above under Audit Fees, Audit Related Fees or Tax Fees. These services related to Canadian indirect tax issues, Directors, stock based compensation, company reorganization and transfer price management.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2013 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments, Contingencies and Off-Balance Sheet Arrangements” on page [12] of the Company’s management discussion and analysis for the year ended December 31, 2013 which is attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2013.

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

Date: March 13, 2014	TAHOE RESOURCES INC.

By: /s/ Kevin McArthur
Kevin McArthur
President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Principal
Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2013
99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2013 and 2012 together with the reports of the independent registered public accounting firm thereon
99.3	Management Discussion and Analysis of the Company for the year ended December 31, 2013
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm
99.9	Consent of Conrad Huss, P.E., dated March 13, 2014
99.10	Consent of Daniel Roth, P.E., dated March 13, 2014
99.11	Consent of Thomas L. Drielick, P.E., dated March 13, 2014
99.12	Consent of Paul Tietz, C.P.G., dated March 13, 2014
99.13	Consent of Richard K. Zimmerman, SME RM, dated March 13, 2014
99.14	Press Release dated March 13, 2014
99.15	Certification Of Annual Filings
99.16	Certification Of Annual Filings