Form 40-F
period 2014-12-31
TAHOE RESOURCES INC.
filed 2015-03-12
CIK 1510400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014	Commission File Number: 001-35531

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	27-1840120
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 147,644,671 Common Shares as at December 31, 2014

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the under the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes   [   ]     No   [   ]

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Tahoe Resources Inc. (the “Company” or “Tahoe”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2014	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2014 and 2013, including the reports of the independent registered public accounting firm with respect thereto	99.2 (1)
Management Discussion and Analysis of the Company for the years ended December 31, 2014 and 2013	99.3 (1)

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

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating and production history, risks associated with the fluctuation of the price of silver and other metals, the risk of civil unrest and political instability in Guatemala, the risk that permits to maintain and expand the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, security risks including those along the concentrate transport route, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, legislative, judicial and litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See “Description of Our Business – Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2014.

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

Certain documents incorporated by reference herein use the terms “probable mineral reserve” and “proven mineral reserve”, as permitted under NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

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

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2014. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014. A copy of management’s report on the effectiveness of our internal controls is included with the Audited Annual Financial Statements for the year ended December 31, 2014, filed as Exhibit 99.2 and incorporated by reference herein.

The Company’s independent registered public accounting firm, Deloitte LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014. For Deloitte LLP’s report see the Audited Annual Financial Statements for the year ended December 31, 2014 filed as Exhibit 99.2 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance policies and has separately designated the following committees, in addition to a Health, Safety, Environment and Community Committee:

•	Compensation Committee, as required by Section 303A.05 of the NYSE Listed Company Manual,

•	Corporate Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual, and

•	Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual

The Board of Directors has determined that all the members of the Compensation Committee, Corporate Governance and Nominating, and Audit Committees are independent, based on the criteria for independence currently prescribed by section 303A.02 of the NYSE Listed Company Manual, and, with reference to the Audit Committee, Rule 10A-3 of the Exchange Act.

Compensation Committee

The Compensation Committee is comprised of three independent directors:

•	Kenneth F. Williamson (Chair),

•	Tanya M. Jakusconek, and

•	Paul B. Sweeney.

The terms of reference for the Compensation Committee are available on the Company’s website at www.tahoeresourcesinc.com.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors:

•	Lorne B. Anderson (Chair),

•	James S. Voorhees, and

•	John P. Bell.

The terms of reference for the Corporate Governance and Nominating Committee are available on the Company’s website at www.tahoeresourcesinc.com.

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

•	Paul B. Sweeney (Chair),

•	Lorne B. Anderson, and

•	Kenneth F. Williamson.

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

During the year a member of our Audit Committee, Paul Sweeney, served simultaneously on the audit committees of more than three public companies (including our Company). Our board of directors has determined that such simultaneous service did not impair the ability of Mr. Sweeney to effectively serve on our Audit Committee. In January of 2015, Mr. Sweeney reduced his participation on audit committees to three (including our Audit Committee).

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

Amendments or Waivers

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to the Company’s principal executive officer, principal financial officer or other persons performing similar functions, will be posted on the Company’s website, submitted to the SEC on Form 6-K and provided in print to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company in CAD$ during the years ended December 31, 2014 and 2013 by Deloitte LLP, in their respective capacities as the Company’s independent registered public accounting firm:

	Year Ended December 31
	2014	2013
Audit Fees (1)	$615,121	$565,787
Audit Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$615,121	$565,787

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

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include accounting consultations on proposed and completed transactions, services performed in connection with the Company’s listing on the NYSE. The principal accountant provided no audit related fees in 2013 or 2014.

(3)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included preparation of Canadian federal and provincial income tax returns, provision of advice on tax positions taken by the Company, and review of opinions relating to requests for rulings or technical advice from tax authorities. The principal accountant provided no tax fees in 2013 or 2014.

(4)

All other fees represent aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above under Audit Fees, Audit Related Fees or Tax Fees. These services related to Canadian indirect tax issues, Directors, stock based compensation, company reorganization and transfer price management. The principal accountant provided no other fees in 2013 or 2014.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2014 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments and Contingencies” on page 21 of the Company’s management discussion and analysis for the year ended December 31, 2014 which is attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2014.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

•	the securities registered pursuant to Form 40-F;

•	the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

•	transactions in said securities.

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

Date: March 12, 2015	TAHOE RESOURCES INC.

	By:	/s/ Kevin McArthur
Kevin McArthur
Vice Chair, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2014

99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2014 and 2013 together with the reports of the independent registered public accounting firm thereon

99.3	Management Discussion and Analysis of the Company for the years ended December 31, 2014 and 2013

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm

99.9	Consent of Charles Muerhoff, the Company’s Vice President Technical Services, dated March 12, 2015

99.10	Consent of Conrad Huss, P.E., dated March 12, 2015

99.11	Consent of Daniel Roth, P.E., dated March 12, 2015

99.12	Consent of Thomas L. Drielick, P.E., dated March 12, 2015

99.13	Consent of Jack Caldwell, P.E., dated March 12, 2015

99.14	Consent of Paul Tietz, C.P.G., dated March 12, 2015

99.15	Consent of Matthew Blattman, P.E., dated March 12, 2015