Form 40-F
period 2015-12-31
TAHOE RESOURCES INC.
filed 2016-03-25
CIK 1510400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 001-35531

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	27-1840120

(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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
227,401,681 Common Shares as at December 31, 2015

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2015	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2015 and 2014, including the reports of the independent registered public accounting firm with respect thereto	99.2 (1)
Management Discussion and Analysis of the Company for the years ended December 31, 2015 and 2014	99.3 (1)

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions or statements identify forward-looking statements.

Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; changes to the Peruvian tax dividend rate; the timing and results of court proceedings; the timing for the final commissioning and start-up of the paste-backfill plant; the provision of electrical power to the Escobal Mine from Guatemala’s existing national grid; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing of the receipt of operations permits at

Shahuindo; the commencement of commercial production at Shahuindo; the availability and sufficiency of power and water for operations; the addition of a crushing and agglomeration facility at Shahuindo; the mode of mining and processing methods to be employed at Shahuindo; the expansion of the process plant facilities at Shahuindo; our expected community outreach and related activities for 2016; and the completion of the business combination with Lake Shore and the timing therefor.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals, including the approvals required for the business combination with Lake Shore; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; the Company’s ability to obtain financing as and when required and on reasonable terms; and the successful closing of the business combination with Lake Shore. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the Escobal and La Arena Mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; changes and national and local government politics and office holders; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insured and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the consequences of adverse judicial rulings; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares” in the Annual Information Form for the fiscal year ended December 31, 2015.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Annual Report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

In accordance with Canadian National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, the design of internal control over financial reporting excludes the controls, policies and procedures of Rio Alto Mining Limited (“Rio Alto”) on the basis that Rio Alto was acquired on April 1, 2015 and therefore not more than 365 days before the end of the relevant year ended December 31, 2015.

Other than the exclusion of Rio Alto described above, with the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2015. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2015. A copy of management’s report on the effectiveness of our internal controls is included with the Audited Annual Financial Statements for the year ended December 31, 2015, filed as Exhibit 99.2 and incorporated by reference herein.

The Company’s independent registered public accounting firm, Deloitte LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015. For Deloitte LLP’s report see the Audited Annual Financial Statements for the year ended December 31, 2015 filed as Exhibit 99.2 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

Other than the limitation described above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Compensation Committee

The Compensation Committee is comprised of four independent directors:

  Kenneth F. Williamson (Chair),

  Tanya M. Jakusconek,

  Paul B. Sweeney,

  Klaus M. Zeitler

The terms of reference for the Compensation Committee are available on the Company’s website at www.tahoeresourcesinc.com.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors:

  A. Dan Rovig (Chair),

  James S. Voorhees, and

  Klaus M. Zeitler.

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

  Drago G. Kisic, and

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

Amendments or Waivers

During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2015 and 2014 by Deloitte LLP and KPMG LLP, in their respective capacities as the Company’s independent registered public accounting firm:

	Year Ended December 31
	2015	2014
Audit Fees (1)	$789,390	$621,890
Audit Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$789,390	$621,890

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2015 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments and Contingencies” on page 33 of the Company’s management discussion and analysis for the year ended December 31, 2015 which is attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2015.

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

Date: March 24, 2016	TAHOE RESOURCES INC.

By:	/s/ C. Kevin McArthur
C. Kevin McArthur
Executive Chair, Chief Executive Officer and
Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2015

99.2

Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2015 and 2014 together with the reports of the independent registered public accounting firm thereon

99.3	Management Discussion and Analysis of the Company for the years ended December 31, 2015 and 2014

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm

99.9	Consent of Fernando Angeles, M.Eng (Min), P.Eng, dated March 24, 2016

99.10	Consent of Daniel Roth, P.E., dated March 24, 2016

99.11	Consent of Tim Williams, FAusIMM, dated March 24, 2016

99.12	Consent of Conrad E. Huss, P.E., Ph.D, dated March 24, 2016

99.13	Consent of Enrique Garay, M Sc. (MAIG), dated March 24, 2016

99.14	Consent of Ian Dreyer, B.App.Sc., MAusIMM (CP), dated March 24, 2016

99.15	Consent of Paul Tietz, C.P.G., dated March 24, 2016

99.16	Consent of Matthew Blattman, P.E., dated March 24, 2016

99.17	Consent of Charles Muerhoff, SME RM, dated March 24, 2016

Exhibit Number	Exhibit Description

99.18	Consent of Jack Caldwell, P.E., dated March 24, 2016

99.19	Consent of Thomas L. Drielick, P.E., dated March 24, 2016

99.20	Consent of Carl Defilippi, C.E.M., SME RM, dated March 24, 2016

99.21	Consent of Greg Lane, FAusIMM, dated March 24, 2016

2