Form 40-F
period 2016-12-31
TAHOE RESOURCES INC.
filed 2017-03-10
CIK 1510400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016	Commission File Number: 001-35531

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	27-1840120

(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 311,362,031 Common Shares as at December 31, 2016

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the under the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2016	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2016 and 2015, including the reports of the independent registered public accounting firm with respect thereto	99.2 (1)
Management Discussion and Analysis of the Company for the years ended December 31, 2016 and 2015	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

INCORPORATION BY REFERENCE

The documents, forming part of this Form 40-F, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-181981
F-3D	333-213086

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

Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax dividend rates in Guatemala, Peru and Canada; the timing and results of court proceedings; the timing for re-commissioning and deepening the shaft at the Bell Creek Mine, the continued commercial production at Shahuindo; the timing of sustaining capital projects; the expectation of meeting production targets; the timing of establishing permanent water supplies of process water at Shahuindo; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing of the receipt of operations permits at Shahuindo; the availability and sufficiency of power and water for operations; and our expected community outreach and related activities for 2017.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; changes and national and local government politics and office holders; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insured and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the consequences of adverse judicial rulings; the risk of unanticipated litigation; risks associated with cyber security; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares” in the Annual Information Form for the fiscal year ended December 31, 2016.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

In accordance with Rule 13a-15 of the Exchange Act, as interpreted by the SEC, the design of internal control over financial reporting excludes the controls, policies and procedures of Lake Shore Gold Corp. (“Lake Shore Gold”) given that Lake Shore Gold was acquired on April 1, 2016 and it was not possible to conduct an assessment of Lake Shore Gold’s internal control over financial reporting in the period between the acquisition date and the date of management’s assessment. Lake Shore Gold’s financial statements constitute $813.5 million and $948.9 million of net and total assets, respectively, and $137.1 million of revenue and $23.3 million of loss of the consolidated financial statement amounts as of and for the year ended December 31, 2016.

Other than the exclusion of Lake Shore Gold described above, with the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2016. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2016. A copy of management’s report on the effectiveness of our internal controls is included with the Audited Annual Financial Statements for the year ended December 31, 2016, filed as Exhibit 99.2 and incorporated by reference herein.

The Company’s independent registered public accounting firm, Deloitte LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016. For Deloitte LLP’s report see the Audited Annual Financial Statements for the year ended December 31, 2016 filed as Exhibit 99.2 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

Other than the limitation described above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance policies and has separately designated the following committees (collectively, the “Committees”):

•	The Compensation Committee, as required by Section 303A.05 of the NYSE Listed Company Manual,

•	The Corporate Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual,

•	The Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual, and

•	The Health, Safety, Environment and Community Committee.

The Board of Directors has determined that all the members of the Compensation, Corporate Governance and Nominating, and Audit Committees are independent, based on the criteria for independence currently prescribed by section 303A.02 of the NYSE Listed Company Manual, and, with reference to the Audit Committee, Rule 10A-3 of the Exchange Act.

The Committees, as constituted throughout the year ended December 31, 2016, are described below. Mr. Chuck Jeannes, an independent director, was appointed to each of the Compensation Committee, and the Corporate Governance and Nominating Committee, with effect from March 9, 2017.

Compensation Committee

The Compensation Committee was comprised of four independent directors during the year ended December 31, 2016:

•	Kenneth F. Williamson (Chair),

•	Tanya M. Jakusconek,

•	Paul B. Sweeney,

•	Klaus M. Zeitler

The terms of reference for the Compensation Committee are available on the Company’s website at www.tahoeresourcesinc.com.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was comprised of three independent directors during the year ended December 31, 2016:

•	A. Dan Rovig (Chair),

•	James S. Voorhees, and

•	Klaus M. Zeitler.

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

Health, Safety, Environment and Community Committee

During much of the year ended December 31, 2016 and as of the date of this Annual Report, the Health, Safety, Environment and Community Committee was and is composed of four independent directors:

•	James S. Voorhees (Chair),

•	Tanya M. Jakusconek,

•	Drago G. Kisic, and

•	Alan C. Moon (appointed April 4, 2016).

The Health, Safety, Environment and Community Committee is responsible for establishing and reviewing the Company’s health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health, community, and safety performance.

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. During much of the year ended December 31, 2016 and as of the date of this Annual Report, the Company's Audit Committee was and is comprised of four directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual:

•	Paul B. Sweeney (Chair),

•	Drago G. Kisic,

•	Kenneth F. Williamson, and

•	Alan C. Moon (appointed April 4, 2016).

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

Amendments or Waivers

During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2016 and 2015 by Deloitte LLP, in its capacity as the Company’s independent registered public accounting firm:

	Year Ended December 31
	2016	2015
Audit Fees (1)	$1,322,175	$789,390
Audit Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$1,322,175	$789,390

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments and Contingencies” on page 49 of the Company’s management discussion and analysis for the year ended December 31, 2016 which is attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2016.

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

Date:	March 9, 2017	TAHOE RESOURCES INC.

		By:	/s/ Ronald W. Clayton
Ron Clayton
President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2016

99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2016 and 2015 together with the reports of the independent registered public accounting firm thereon

99.3	Management Discussion and Analysis of the Company for the years ended December 31, 2016 and 2015

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm

99.9	Consent of Charles Muerhoff, SME RM, dated March 9, 2017