Form 40-F
period 2017-12-31
TAHOE RESOURCES INC.
filed 2018-02-23
CIK 1510400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017	Commission File Number: 001-35531

	TAHOE RESOURCES INC.
	(Exact name of Registrant as specified in its charter)
British Columbia, Canada	1040	27-1840120
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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
Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 312,775,761 Common Shares as at December 31, 2017
Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the under the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2017	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2017 and 2016, including the reports of the independent registered public accounting firm with respect thereto	99.2 (1)
Management Discussion and Analysis of the Company for the years ended December 31, 2017 and 2016	99.3 (1)
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
FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company.
All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering the Guatemalan Ministry of Energy and Mines ("MEM") to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, (ii) of the decision by the Supreme

Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of resolving the road blockage affecting the Escobal mine; timing and possible outcome of pending litigation; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold, total cash costs of $725 to $775 per ounce and all-in sustaining costs of $1,000 to $1,100 per ounce, as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; the Company’s goal to reach and sustain 18-21 million ounces of silver production and 500 - 550 thousand ounces of gold production annually; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; multi-year gold guidance (2018 to 2020) relating to gold ounces produced, total cash costs per ounce gold produced net of by-product credits, all-in sustaining costs per ounce gold produced net of by-product credits, sustaining and project capital expenditures, corporate general and administration expenses, and exploration expenses; the expectation of meeting production targets; growing gold production to over one half million ounces in 2019; the timing and cost of the design, procurement, construction and commissioning of the 24,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning by mid-year 2018 and achieving the full 36,000 tpd production rate by the end of 2018 providing an expected 80% ultimate recovery, in line with the pre-feasibility study; the expectation of achieving ultimate overall gold recovery at Shahuindo of 67% for run-of-mine material; the timing of the receipt of permits at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in Q3 2018; the estimated cost and timing of completion of the Bell Creek shaft project and tailings pond expansion; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the cost and timing of sustaining capital projects; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the

Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.
For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Related to Tahoe’s Business”, and “- Risk Factors Related to Tahoe’s Shares” in the Annual Information Form for the fiscal year ended December 31, 2017 attached as Exhibit 99.1 to this Annual Report and available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this Annual Report, including the documents incorporated by reference herein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Annual Report, including the documents incorporated by reference herein, containing descriptions of Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Evaluation of Disclosure Controls and Procedures
At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2017, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d -15(f) of the Exchange Act) for the Company.
The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as of December 31, 2017. In making this evaluation, the Company’s management used the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017. A copy of management’s report on the effectiveness of our internal controls is included with the Audited Annual

Financial Statements for the year ended December 31, 2017, filed as Exhibit 99.2 and incorporated by reference herein.
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s independent registered public accounting firm, Deloitte LLP, has issued a report of independent registered public accounting firm on our internal control over financial reporting as of December 31, 2017. For Deloitte LLP’s report see the Audited Annual Financial Statements for the year ended December 31, 2017 filed as Exhibit 99.2 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
CORPORATE GOVERNANCE
The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance, with specific reference to National Instrument 58-101 – Disclosure of Corporate Governance Practices, on an annual basis by way of certain disclosures contained in the Company’s management information circular. The Company is also listed on the New York Stock Exchange (“NYSE”) and additionally complies with the applicable rules and guidelines of the NYSE as well as the SEC, including those applicable rules and regulations resulting from the Sarbanes-Oxley Act of 2002. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the applicable rules and guidelines of the NYSE.
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
The Committees and their membership for the year ended December 31, 2017, are described below. Unless noted, each individual served on the committee for which they are listed for the entire year. Mr. Chuck Jeannes, an independent director, was appointed to each of the Compensation Committee, and the Corporate Governance and Nominating Committee, with effect from March 9, 2017. Mr. Zeitler resigned as a director and from each committee on which he served effective May 3, 2017
Compensation Committee
During much of the year ended December 31, 2017 and as of the date of this Annual Report, the Compensation Committee was comprised of four independent directors:

•	Kenneth F. Williamson (Chair),

•	Tanya M. Jakusconek,

•	Chuck Jeannes (appointed March 9, 2017),

•	Paul B. Sweeney, and

•	Klaus M. Zeitler (resigned May 3, 2017).
The charter for the Compensation Committee is available on the Company’s website at www.tahoeresources.com.
Corporate Governance and Nominating Committee
During much of the year ended December 31, 2017 and as of the date of this Annual Report, the Corporate Governance and Nominating Committee was comprised of three independent directors:

•	A. Dan Rovig (Chair),

•	Chuck Jeannes (appointed March 9, 2017),

•	James S. Voorhees, and

•	Klaus M. Zeitler (resigned May 3, 2017).
The charter for the Corporate Governance and Nominating Committee is available on the Company’s website at www.tahoeresources.com.
Health, Safety, Environment and Community Committee
The Health, Safety, Environment and Community Committee was comprised of four independent directors during the year ended December 31, 2017:

•	James S. Voorhees (Chair),

•	Tanya M. Jakusconek,

•	Drago G. Kisic, and

•	Alan C. Moon.
The Health, Safety, Environment and Community Committee is responsible for establishing and reviewing the Company’s health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health, community, and safety performance.
AUDIT COMMITTEE
Composition of the Audit Committee
The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company's Audit Committee was comprised of four directors during the year ended December 31, 2017, that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual:

•	Paul B. Sweeney (Chair),

•	Drago G. Kisic,

•	Kenneth F. Williamson, and

•	Alan C. Moon.
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

Audit Committee Charter
The full text of the Charter for the Audit Committee is attached as Schedule A to the Company's annual information form, which is filed as Exhibit 99.1 to this Annual Report. The Charter of the Audit Committee is also available on the Company’s website at www.tahoeresources.com.
Audit Committee Financial Expert
The Company’s Board of Directors has determined that Paul B. Sweeney is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act).
CODE OF BUSINESS CONDUCT AND ETHICS
Adoption of Code of Ethics
The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees. The Code of Ethics materially complies with Section 303A.10 of the NYSE Listed Company Manual. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at www.tahoeresources.com and will be provided in print to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.
Amendments or Waivers
During the fiscal year ended December 31, 2017, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees
The following table shows the aggregate fees billed to the Company during the years ended December 31, 2017 and 2016 by Deloitte LLP, in its capacity as the Company’s independent registered public accounting firm:

	Year Ended December 31

	2017	2016

Audit Fees (1)	$1,299,000	$1,322,175

Audit Related Fees (2)	-	-

Tax Fees (3)	-	-

All Other Fees (4)	-	-

Total	$1,299,000	$1,322,175

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm
The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2017 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.
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
CONTRACTUAL OBLIGATIONS
For a description of the contractual obligations of the Company, see “Commitments and Contingencies” on page 36 of the Company’s management discussion and analysis for the year ended December 31, 2017 which is attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
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
The Company did not have any mines in the United States during the fiscal year ended December 31, 2017.

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

Date: February 22, 2018	TAHOE RESOURCES INC. By: /s/ Ronald W. Clayton Ron Clayton President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Principal Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2017
99.2
Audited financial statements of the Company and the notes thereto as at and for the fiscal years ended December 31, 2017 and 2016 together with the reports of the independent registered public accounting firm thereon

99.3	Management Discussion and Analysis of the Company for the years ended December 31, 2017 and 2016
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm
99.9	Consent of Charles Muerhoff, SME RM, dated February 22, 2018
XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase